ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

August 11, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2013

Dear Mr. Rosenberg:

ICON plc (the “Company”) is in receipt of your letter dated July 30, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2013 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 12, 2014.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States

We have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response below.

1. Your explanations for the increases in net revenue and income from operations only address Ireland. Further, we do not understand these explanations. Please help us understand the amount and underlying causes of the $221.1 million increase in net revenue and the $53.2 million increase in income from operations. To facilitate this understanding, please provide us an analysis of each of these line items by geographical area (i.e. Ireland, rest of Europe, U.S. and other) as provided in Note 17. Business Segment Information in the notes to consolidated financial statements.

RESPONSE

The Company’s business involves the management and conduct of global clinical trials and related activities for pharmaceutical and biotechnology companies.  Individual clinical trials are generally negotiated centrally between the Company and the respective client and performed at the Company’s various sites throughout the world, based upon the scope of the individual trial.  The scope of the individual trial is determined by the client who will determine, amongst others, the number of patients they wish to recruit for the study and the countries and individual locations at which they wish the study to be performed.

Company Performance:
Net revenue for 2013 increased by $221.1 million, from $1,115.0 million for the year ended December 31, 2012 to $1,336.1 million for the year ended December 31, 2013. Over the same period, income from operations increased by $53.2 million from $68.0 million for the year ended December 31, 2012 to $121.2 million for the year ended December 31, 2013. There are a number of factors contributing to the increases in revenue and income from operations, including:

Revenue

•
Our backlog, or net revenue yet to be earned, increased from approximately $2.3 billion at December 31, 2011 to $2.8 billion at December 31, 2012 and to $3.1 billion at December 31, 2013. As we complete our work on the individual studies that make up this growing backlog, our reported revenue increases.

•
In May 2011, the Company signed a Strategic Partnership with a large Global Pharmaceutical company. Given the size of this new partnership it was always envisaged that it would take 18 to 24 months for the model to be fully implemented and that we would see significant incremental revenue growth over this period.

•
The continued development of a number of strategic relationships with sponsors, involving greater client service offerings, expanded relationship management, closer data integration across our service lines and enhanced project management capabilities, has resulted in increased business awards and revenue generating activity with these sponsors.

•
Acquisitions: On February 15, 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for a cash consideration of $51.9 million. Cross Country Healthcare’s Clinical Trial Services Division included US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also included AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. This key acquisition, along with the benefits provided by the recent acquisitions of Firecrest Clinical Limited (2011), Beijing Wits Medical (2012) and PriceSpective LLC (2012) resulted in increased revenue and operating profits during 2013.

•
The growth of the Company’s headcount from approximately 9,500 employees as at December 31, 2012 to approximately 10,300 employees as at December 31, 2013. The majority of these employees were billable staff we hired to allow us service our growing backlog.

Income from Operations

•	The growth in income from operations had two main drivers:

1.	Increased overall revenue growth, and
2.	Overall margin expansion

•
Revenue growth, for the reasons outlined above, was a contributing factor to the increase in the Company’s profitability. At comparable margins to 2012 of circa 6.1%, the $221.1 million increase in revenues would have contributed in the region of $13.4 million of the $53.2 million growth in year on year operating income.

•
Furthermore, a primary driver of increased profitability in 2013 was margin expansion with the increase in margins from 6.1% in 2012 to 9.1% in 2013. There were 3 main factors behind this margin expansion:

1.
The Company has been able to obtain margin improvement at the gross margin level. There are multiple reasons for this, but the most important driver is more efficient utilization of staff, including the utilization of excess capacity established in previous periods in order to facilitate the ramp up of services for some of the major business wins and strategic partnerships discussed above. This can be clearly demonstrated by comparing the 19.8% increase in 2013 revenues with an overall headcount increase of circa 8.4% in the same period.

2.
The Company has implemented a global business services model to leverage its support costs across functions such as Finance, Information Technology, Facilities and Human Resources. This enhanced service levels through consolidation of processes and increased efficiencies, which contributed to a decline in overall selling, general & administrative costs as a percentage of revenue.

3.
In 2011, 2012 and 2013 the Company implemented a number of restructuring plans aimed at consolidating the Company’s US Phase 1 capabilities, rationalizing its office facilities in a number of locations and improving resource utilization. The savings generated by these restructuring plans also contributed to a reduction in direct & selling, general & administrative costs when expressed as a percentage of revenue.

Geographical Area:

Revenue

ICON operates a global transfer pricing model to allocate revenue for most of the outsourced development services it provides to its customers, to the countries where these services are provided from. Under this model, revenue is allocated to all other countries, bar Ireland, on a cost- plus basis. Ireland, as the owner of the Company’s Intellectual Property bears most of the commercial risk that the Company assumes under its contracts with sponsors, thus Ireland’s revenue equals Company revenue less revenue allocated to all other countries.

As set out in note 17 of the Company’s Form 20-F for the Fiscal Year Ended December 31, 2013, revenue in the Rest of Europe decreased by $5.0 million (1.5%), revenue in the US increased by $110.6 million (23.4%) and revenue in other regions increased by $14.8 million (11.1%).

For the Rest of Europe, the relatively small drop in revenue is a reflection of the fact that as the Company’s backlog of business increased over the course of the year, the absolute amount of work performed in this region remained relatively flat.

The increase in the US is attributable to two main factors:

1.	As the Company executed more work from the large strategic partnership signed in May 2011, the Company saw that a greater proportion of its work needed to be carried out in the US, and

2.	The acquisition of the clinical trial services division of Cross Country Healthcare Inc. was for the most part a US business.

The revenue growth in the Other region is broadly in line with the Company’s organic revenue growth for the year.

The large revenue growth in Ireland of $100.7 million (58.6%) is a reflection of the fact that income from operations as a % of revenue increased from 6.1% in 2012 to 9.1 % in 2013. As the overall profitability of the business improved from 2012 to 2013, (and indeed from 2011 to 2012), the proportion of Company revenue required to reimburse the other countries under the cost-plus model decreased, retaining a greater proportion in Ireland.

Income from Operations

During 2013, income from operations, including restructuring and other items, increased by $53.2 million (78.1%) over 2012.

In the Rest of Europe, income from operations decreased from $29.2 million to $2.8 million (90.3%). Given that Rest of Europe revenue only decreased by $5.0 million from 2012 to 2013, it could reasonably have been expected that operating profitability in 2013 should have been broadly consistent. However, there was an overall decrease of $26.4 million in income from operations driven mainly by two main items:

1.	The cost plus mark-up paid to the majority of Rest of Europe entities decreased by 1% with effect from late 2012 and the full year effects are shown in 2013.

2.
During 2013, the Company reviewed its Early Phase business in order to align capacity with customer needs as well as increasing focus on Translational Services that target patient populations. The result of this commercial review was the removal of one of the Company’s UK entities from the global transfer pricing model as it was no longer suitable for this entity. This meant that third party expenses incurred by this entity were not reimbursed under the cost plus model. Previously in 2012, as part of the global transfer model, Ireland bore these third party expenses incurred in this entity. However in 2013, as a result of this decision, these costs were borne in the UK.

Between 2012 and 2013, the US income from operations increased from $21.0 million to $29.5 million (40.1%). This increase was driven by two main considerations:

1.	The additional US cost base in personnel and related infrastructure required to support the US region’s growth.

2.	The 2013 acquisition of the clinical trial services division of Cross Country Healthcare Inc. delivered additional US profits that were not present in 2012.

In Other regions, income from operations decreased from $8 million in 2012 to $7 million in 2013. Similarly to the other geographical regions, this was mainly a result of the 1% reduction in the mark-up which was applied under the Company’s global transfer pricing model.

In Ireland, income from operations increased from $9.7 million to $81.8 million. Again, this is a reflection of the Company’s global transfer pricing model. As Company income from operations as a percentage of revenue increased, a large proportion of this additional revenue was retained in Ireland. However, as the cost base in Ireland grew at a much lower rate, this additional revenue flowed through to operating income.

I believe that I have fully responded to your comments. However, if you have any questions about any of my responses to your comments or require further explanation, please do not hesitate to call me at (011) – 353 – 1 – 291 – 2000.

Sincerely,

ICON plc

By: /s/ Brendan Brennan
      Brendan Brennan
      Chief Financial Officer